AltaCorp Capital (USA) Inc.
(A wholly-owned subsidiary of AltaCorp Capital Inc.)

Financial Statements and Supplemental Information
(Expressed in U.S. dollars)

As of and for the year ended September 30, 2017

(With Report of Independent Registered Accounting Firm)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) Rule 17a-5 of the Securities Exchange Act of 1934

Report of Independent Registered Public Accounting Firm

The Board of Directors
AltaCorp Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of AltaCorp Capital (USA) Inc. (the "Company") as of September 30, 2017, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AltaCorp Capital (USA) Inc., as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Chartered Professional Accountants

November 23, 2017
Calgary, Canada

AltaCorp Capital (USA) Inc.

Statement of Financial Condition
(All figures presented in US dollars)

As of September 30, 2017

	2017
Assets	
Cash	$ 958,847
Due from carrying broker (Note 3)	67,866
Accounts receivable	5,288
Deposit with carrying broker (Note 4)	250,000
Goods & Services Taxes receivable	47,198
Prepaid expenses	17,841
Total assets	$ 1,347,040
Liabilities and Shareholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 73,290
Due to AltaCorp Capital Inc. (Note 6)	43,488
Due to carrying broker (Note 5)	10,148
Income taxes payable (Note 7)	1,450
Total liabilities	128,376
Shareholder's equity:	
Share capital (Note 8)	911,606
Retained earnings	307,058
Total shareholder's equity	1,218,664
Total liabilities and shareholder's equity	$ 1,347,040

See accompanying notes to the financial statements.

Approved by the Board:

_____ Director

Confidential

AltaCorp Capital (USA) Inc.
Statement of Income
(All figures presented in US dollars)

Year ended September 30, 2017

	2017
Revenue:	
Agency commissions	$ 840,510
Research fees	446,948
Interest income	7,622
Foreign exchange loss	(3,780)
Total revenue	1,291,300
Expenses:	
Management fees (Note 6)	801,092
Employment compensation and benefits	198,996
Clearing costs	137,633
General and administrative	109,519
Technology and communication	18,448
Occupancy	15,256
Total expenses	1,280,944
Net income before tax	10,356
Current income tax expense (Note 7)	30,386
Net loss	$ (20,030)

See accompanying notes to the financial statements.

Confidential

AltaCorp Capital (USA) Inc.
Statement of Changes in Shareholder's Equity
(All figures presented in US dollars)

Year ended September 30, 2017

	2017
Share Capital	
Balance, beginning of year	$ 911,606
Additions	-
Balance, end of year	$ 911,606
Retained Earnings	
Balance, beginning of year	327,088
Net loss	(20,030)
Balance, end of year	307,058
Total shareholder's equity	$ 1,218,664

See accompanying notes to the financial statements.

Confidential

AltaCorp Capital (USA) Inc.

Statement of Cash Flows
(All figures presented in US dollars)

Year ended September 30, 2017

	2017
Operating activities:	
Net loss for the year	$ (20,030)
Changes in non-cash operating assets and liabilities:	
Increase in due from carrying broker	(4,975)
Decrease in accounts receivable	6,712
Increase in Goods & Services Taxes receivable	(583)
Increase in prepaid expenses	(10,910)
Increase in accounts payable and accrued liabilities	39,432
Decrease in due to AltaCorp Capital Inc.	(15,668)
Decrease in due to carrying broker	(962)
Decrease in income taxes payable	(9,967)
Net cash used by operating activities	(16,951)
Net decrease in cash during the year	(16,951)
Cash, beginning of year	975,798
Cash, end of year	$ 958,847

(Supplemental Cash Flow information)

Cash used in operating activities includes interest paid during the year of $nil and income taxes paid of $40,046.

See accompanying notes to the financial statements.

Confidential

AltaCorp Capital (USA) Inc.
Notes to the Financial Statements
[All figures presented in United States dollars]

Year ended September 30, 2017

1. BACKGROUND

AltaCorp Capital (USA) Inc. [the "Company"] was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of AltaCorp Capital Inc. [the "Parent"] on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

The Company became an Introducing Broker to Apex Clearing Corporation ("Apex Clearing") on June 5, 2012. Apex Clearing performs certain securities clearing activities and record keeping as the agent for the Company for a fee based on the number of trades executed, settled and cleared on behalf of the Company. The Company's Fully Disclosed Clearing Agreement with Apex Clearing expires August 28, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets, liabilities, revenue and expenses. Actual amounts could differ from these estimates.

Research fee revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Agency Commissions revenue

Agency Commissions revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a trade date basis.

Underwriting revenue

Underwriting revenue consists of fees earned when the Company acts as agent or underwriter in the distribution of the securities of issuers. Underwriting revenue is recorded at the time the

AltaCorp Capital (USA) Inc.
Notes to the Financial Statements
[All figures presented in United States dollars]

Year ended September 30, 2017

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

transaction is complete and the related income is reasonably determinable and the amount is collectible.

Foreign currency translation

The US dollar is the functional currency for the Company's operations. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect as at the reporting period and the related gains and losses are included in the results of operations for the period.

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments include cash, accounts receivable, deposit with carrying broker, due to/from carrying broker, due to/from AltaCorp Capital Inc. and accounts payable and accrued liabilities. All financial instruments are measured at amortized cost.

Income taxes

The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Comprehensive income

There are no items which would cause comprehensive income to differ from net income.

Future accounting Standards - Revenue from contracts with customers

In 2014, the FASB issued new guidance on revenue from contacts with customers. The New guidance requires than an entity recognize revenue in accordance with a five-step model. This model is used to depict the transfer of promised goods and services to customers in an amount that reflects the total considerations to which it expects to be entitled during the term of the contract in exchange for those goods or services. This new guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and the related cash flows. The Company will adopt the new standard on the effective date of January 1, 2019. There are two methods in which the new standards can be adopted: (1) a full retrospective approach with restatement of all prior periods presented, or (2) a modified retrospective approach with a cumulative–effect adjustment as of the date of adoption. The Company is evaluating both methods of adoption as it works through its analysis.

AltaCorp Capital (USA) Inc.
Notes to the Financial Statements
[All figures presented in United States dollars]

Year ended September 30, 2017

The Company has identified all existing customer contracts that are within the scope of the new guidance and is in the process of analyzing individual contracts or groups of contracts to identify any significant changes in how revenues are recognized as a result of implementing the new standard. As the Company continues its contract analysis, it will also quantify the impact, if any, on prior period revenues. The Company will address any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new standard. The Company is currently evaluating the impact on its financial statements as well as the development of disclosures required under the new standard.

3. DUE FROM CARRYING BROKER

The $67,866 receivable from the Company's carrying broker represents amounts due from Apex Clearing for commissions earned.

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Apex Clearing, the Company must maintain a minimum of $250,000 in the form of cash, liquid assets or marketable securities in a clearing deposit account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Apex Clearing is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. DUE TO CARRYING BROKER

The $10,148 payable to the Company's carrying broker represents amounts due to Apex Clearing for clearing trades.

6. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Parent. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a portion of the operating expenses, overhead expenses and compensation costs of the Parent. In addition, the Parent may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue. The inter-company balance arising from these transactions is recorded as due to AltaCorp Capital Inc. The inter-company balances are due on demand and do not bear interest.

During the year, the Company incurred management fees of $801,092. At September 30, 2017, the net payable to AltaCorp Capital Inc. for these transactions is $43,488.

AltaCorp Capital (USA) Inc.
Notes to the Financial Statements
[All figures presented in United States dollars]

Year ended September 30, 2017

7. INCOME TAXES

The Company is subject to corporate income tax in Canada calculated based on financial statements expressed in US dollars. As a result the effective tax rate differs from the statutory rate due mainly to foreign currency translation differences included in taxable income and the small business deduction.

	2017
Statutory income tax rate	27%
Expected income tax expense	$ 2,796
Effect of:	
Small business deduction	(1,832)
Taxes related to prior years	28,936
Other	486
	$ 30,386
Current income taxes	$ 30,386

8. SHARE CAPITAL

Details of the Company's share capital are as follows:

	2017
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
915,000 common shares	$911,606

9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ["SEC"]. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At September 30, 2017,

AltaCorp Capital (USA) Inc.
Notes to the Financial Statements
[All figures presented in United States dollars]

Year ended September 30, 2017

the Company had net capital equal to $1,150,212, which exceeded its requirement by $900,212 [Schedule I].

10. SUBSEQUENT EVENTS

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended September 30, 2017 and through to November 23, 2017, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

AltaCorp Capital (USA) Inc.

**Schedule I**

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
[All figures presented in United States dollars]

As of September 30, 2017

	2017
Total shareholder's equity	$1,218,664
Less non-allowable assets:	
Goods & Services Taxes receivable	47,198
Prepaid Expenses	17,841
Less: other deductions and charges	3,413
Net capital	1,150,212
Net capital requirement	250,000
Excess net capital	$900,212

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule in the Company's unaudited September 30, 2017 Part II FOCUS Filing on October 25, 2017.

AltaCorp Capital (USA) Inc. Schedule II

STATEMENT REGARDING RULE 15c3-3

As of September 30, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission Act of 1934, in that the Company's activities are limited to those set forth in conditions for exemption under paragraph (k)(2)(ii) of that Rule.

AltaCorp Capital (USA) Inc.

September 30, 2017

Statement of Financial Condition
(Expressed in U.S. dollars)

(With Report of Independent Registered Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors
AltaCorp Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of AltaCorp Capital (USA) Inc. (the "Company") as of September 30, 2017 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2017, in conformity with U.S. generally accepted accounting principles.

Chartered Professional Accountants

November 23, 2017
Calgary, Canada

AltaCorp Capital (USA) Inc.

Statement of Financial Condition
(All figures presented in US dollars)

As of September 30, 2017

	2017
Assets	
Cash	$ 958,847
Due from carrying broker (Note 3)	67,866
Accounts receivable	5,288
Deposit with carrying broker (Note 4)	250,000
Goods & Services Taxes receivable	47,198
Prepaid expenses	17,841
Total assets	$ 1,347,040
Liabilities and Shareholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 73,290
Due to AltaCorp Capital Inc. (Note 6)	43,488
Due to carrying broker (Note 5)	10,148
Income taxes payable	1,450
Total liabilities	128,376
Shareholder's equity:	
Share capital (Note 7)	911,606
Retained earnings	307,058
Total shareholder's equity	1,218,664
Total liabilities and shareholder's equity	$ 1,347,040

See accompanying notes to the financial statements.

Approved by the Board:

_____   Director

AltaCorp Capital (USA) Inc.
Notes to the Financial Statement
[All figures presented in United States dollars]

As at September 30, 2017

1. BACKGROUND

AltaCorp Capital (USA) Inc. [the "Company"] was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of AltaCorp Capital Inc. [the "Parent"] on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

The Company became an Introducing Broker to Apex Clearing Corporation ("Apex Clearing") on June 5, 2012. Apex Clearing performs certain securities clearing activities and record keeping as the agent for the Company for a fee based on the number of trades executed, settled and cleared on behalf of the Company. The Company's Fully Disclosed Clearing Agreement with Apex Clearing expires August 28, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets, liabilities, revenue and expenses. Actual amounts could differ from these estimates.

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments include cash, accounts receivable, deposit with carrying broker, due to/from carrying broker, due to/from AltaCorp Capital Inc. and accounts payable and accrued liabilities. All financial instruments are measured at amortized cost.

Income taxes

The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

AltaCorp Capital (USA) Inc.
Notes to the Financial Statement
[All figures presented in United States dollars]

As at September 30, 2017

3. DUE FROM CARRYING BROKER

The $67,866 receivable from the Company's carrying broker represents amounts due from Apex Clearing for commissions earned.

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Apex Clearing, the Company must maintain a minimum of $250,000 in the form of cash, liquid assets or marketable securities in a clearing deposit account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Apex Clearing is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. DUE TO CARRYING BROKER

The $10,148 payable to the Company's carrying broker represents amounts due to Apex Clearing for clearing trades.

6. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Parent. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a portion of the operating expenses, overhead expenses and compensation costs of the Parent. In addition, the Parent may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue. The inter-company balance arising from these transactions is recorded as due to AltaCorp Capital Inc. The inter-company balances are due on demand and do not bear interest.

At September 30, 2017 the net payable to AltaCorp Capital Inc. for these transactions is $43,488.

7. SHARE CAPITAL

Details of the Company's share capital are as follows:

	2017
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
915,000 common shares	$911,606

AltaCorp Capital (USA) Inc.
Notes to the Financial Statement
[All figures presented in United States dollars]

As at September 30, 2017

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ["SEC"]. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At September 30, 2017, the Company had net capital equal to $1,150,212, which exceeded its requirement by $900,212.

9. SUBSEQUENT EVENTS

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended September 30, 2017 and through to November 23, 2017, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.



KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Canada
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
AltaCorp Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of AltaCorp Capital (USA) Inc. (the "Company") as of September 30, 2017, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AltaCorp Capital (USA) Inc., as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5.

In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chartered Professional Accountants

November 23, 2017
Calgary, Canada



KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Canada
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
AltaCorp Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of AltaCorp Capital (USA) Inc. (the "Company") as of September 30, 2017 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2017, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chartered Professional Accountants

November 23, 2017
Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

ALTACORP CAPITAL (USA) INC.

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

September 30, 2017

(With Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Thereon)



KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Canada
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

**Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors
AltaCorp Capital (USA) Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2017, which were agreed to by AltaCorp Capital (USA) Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.



1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as per the Company's Form SIPC-6 and copy of the cheques issued to SIPC as of November 3, 2017.

2. Compared the amounts reported on the audited Financial Statements for the year ended September 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2017, and noted that the audited Financial Statements reported total revenue of $1,295,080, which differs from the Form SIPC-7 reported total revenue of $1,291,300. Management noted that the audited financial statement foreign exchange losses of $3,780 are not applicable for Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers – no adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable. This procedure was not applicable as no overpayments were applied or noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants

Calgary, Canada

November 23, 2017

AltaCorp Capital (USA) Inc.
Schedule of General Assessment Reconciliation
For the Year Ended September 30, 2017

Total revenue from 10/1/2016 to 12/31/2016	$ 420,144
Total additions	–
Total deductions	(40,331)
SIPC Net Operating Revenues	379,813
General Assessment @ .0025	949.53
Total revenue from 01/01/2017 to 09/31/2017	$ 874,936
Total additions	–
Total deductions	(97,301)
SIPC Net Operating Revenues	777,635
General Assessment @ .0015	1,166.45
Total General Assessment	2,115.98
Less payment made with SIPC-6 filed (exclude interest)	(1,498.25)
Less prior overpayment applied	–
Assessment balance due or (overpayment)	$ 617.73



KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Canada
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
AltaCorp Capital (USA) Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report under SEC Rule 17a-5(d)(4) (the Exemption Report), in which (1) AltaCorp Capital (USA) Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): *(2)(ii)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions from October 1, 2016 through September 30, 2017, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants

Calgary, Canada
November 23, 2017

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ALTACORP
CAPITAL USA

November 1, 2017

SEC Headquarters
100F Street, NE
Washington, DC
20549

Re: Exemption Report under 17a-5(d)(4)

To Whom It May Concern,

As per required by Rule 17a-5(d)(4), AltaCorp Capital (USA) Inc. ("the Company") is filing this exemption report containing the following statements made to the best knowledge and belief of the Company:

(i) The Company is claiming an exemption under SEC Rule 15c3-3(k)(2)(ii).
(ii) The Company met the above identified exemption provision throughout the year and at year end without exception.

If you require further information, please contact the undersigned.

Yours Truly,

Nancy Peck CPA,CGA
Chief Financial Officer
403-539-8602